May 19, 2021

VIA EDGAR
Jeffrey Lewis
Staff Accountant
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    Annaly Capital Management, Inc.
Form 10-K for the fiscal year ended December 31, 2020
Filed February 19, 2021
File No. 001-13447

Dear Mr. Lewis:
    On behalf of Annaly Capital Management, Inc. (the “Company” or “Annaly”) set forth below are our responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter, dated May 6, 2021, with respect to our Form 10-K (File No. 001-13447), filed on February 19, 2021.
    For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.
Form 10-K for the fiscal year ended December 31, 2020
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Environment and COVID-19, page 57

1.We note your disclosure of economic return. Please tell us and clarify in your filing how this measure is derived. Within your response, please provide a reconciliation of how you calculated this measure.

Response: In response to the Staff’s comment, beginning with the Company’s Form 10-Q for the quarterly period ended March 31, 2021 the Company included the definition of economic return within its Glossary of Terms (see page 77) as follows:
“Economic Return
Refers to the Company’s change in book value plus dividends declared divided by the prior period’s book value.”
Below is a reconciliation of the Company’s economic return for the quarter and year ended December 31, 2020 as disclosed in our Form 10-K:

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	For the quarter ended	For the year ended
	December 31, 2020	December 31, 2020
Book value per common share at end of period	$8.92	$8.92
Less: book value per common share at beginning of period	$8.70	$9.66
Change in book value per common share during the period	$0.22	($0.74)
Plus: common dividends per share declared during the period	$0.22	$0.91
Total economic return during the period	$0.44	$0.17
Divided by: book value per common share at beginning of period	$8.70	$9.66
Economic return as a percentage of book value per common share at beginning of period	5.1%	1.8%

Results of Operations, page 58
2.We note your presentation of economic leverage at period-end and capital ratio. Please tell us if you determined these measures are non-GAAP measures and tell us how you made that determination. To the extent you determined that these measures are non-GAAP measures, please include disclosures required by Item 10(e) of Regulation S-K in future filings.

Response: In response to the Staff’s comment, upon further consideration the Company has determined that economic leverage at period-end and its capital ratio each meet the definition of a non-GAAP measure in light of the adjustments made to comparable GAAP amounts. As a result, beginning with the Company’s Form 10-Q for the quarterly period ending June 30, 2021, the Company will provide the disclosures required by Item 10(e) of Regulation S-K including a reconciliation of non-GAAP amounts to the most directly comparable GAAP measures; i.e., economic liabilities to GAAP total liabilities and adjusted assets to GAAP total assets.

Non-GAAP Financial Measures, page 59
3.We note your disclosure of core earnings (excluding PAA), core earnings (excluding PAA) per common share, and annualized core return on average equity (excluding PAA). These non-GAAP measures include adjustments for various realized and unrealized gains (losses) and loan loss provision. In light of these adjustments, please tell us how you determined it was appropriate to title these measures as core earnings and core return. Further, our understanding is that these measures are commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if these measures are used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

Response: Annaly is aware that the Staff is objecting to commercial mortgage REITs, which are principally focused on lending activities, using the term “core earnings” to describe a performance measure that backs out “CECL” loan loss reserves given the fundamental role such losses play in a lending business. In response to the Staff’s comment, we respectfully note that Annaly is predominantly an agency mortgage REIT with over 93% of our total assets invested in agency mortgage-backed securities as of March 31, 2021 and while Annaly engages in real estate and corporate debt lending activities, these activities are immaterial to Annaly’s overall business as loans subject to CECL only represented approximately 4% of the investment portfolio at December 31, 2020. Furthermore, Annaly has agreed to sell its commercial real estate business. Subject to customary closing conditions, including applicable regulatory approvals, the sale is expected to be completed by the third quarter of 2021. This disposition will reduce our loan portfolio to a balance that is even more immaterial (i.e. 2.5% of assets) and total CECL reserves are currently $34 million, which is less than 2% of loans subject to the CECL standard and a de minimis percentage of total assets as of March 31, 2021.
As a predominantly agency mortgage REIT, we believe that core earnings (excluding PAA), core earnings (excluding PAA) per common share, and annualized core return on average equity (excluding PAA) reflect the performance of our “core” business and are used by management and by analysts and investors to measure our progress in achieving our principal business objective. In calculating core earnings (excluding PAA), the Company makes adjustments for various realized and unrealized gains (losses), including loan loss provision, to (i) account for the disparate reporting of changes in fair value where certain instruments are reflected in GAAP net income (loss) while others are reflected in other comprehensive income (loss) and (ii) exclude certain unrealized, non-cash or episodic components of GAAP net income (loss). These non-GAAP measures also provide additional detail to enhance investor understanding of our period-over-period operating performance and business trends and to aid in assessing our performance versus that of industry peers. For these reasons, we believe the term “core earnings” is appropriate.
Finally, as it relates to our distribution policy, core earnings are one indicator the Company and its Board of Directors consider before setting its common dividend. In order to facilitate investor understanding, the Company will provide enhanced disclosure in its future filings regarding how core earnings and other indicators and factors are considered by the Company in setting its common dividend.
* * * * *
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 696-0100 or by email at swolfe@annaly.com or Anthony Green at (212) 696-0100 or by email at agreen@annaly.com.

Sincerely,
/s/ Serena Wolfe
Serena Wolfe
Chief Financial Officer

cc:    Anthony Green, Annaly Capital Management, Inc.
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